2005 FIRST QUARTER REPORT

FOR THE THREE MONTHS ENDED MARCH 31, 2005





SUPERIOR DIAMONDS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

MARCH 31, 2005

GENERAL

The following management's discussion and analysis of Superior Diamonds Inc. (the "Company" or "Superior"), dated as at May 12, 2005, should be read in conjunction with the audited consolidated financial statements including the notes thereto for the year ended December 31, 2004.

Superior is a development stage diamond exploration company engaged in the acquisition and exploration of mineral properties in Ontario and Québec. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Québec, and trades on the TSX Venture Exchange under the symbol SUP.

OVERALL PERFORMANCE

During the first quarter of 2005, management focused its efforts on securing sufficient capital to move ahead with exploration programs on its existing properties as well as for the generation of new projects. As a result of this effort, in April 2005 the Company raised gross proceeds of $2,659,530 pursuant to private placements comprised of flow through and non-flow through shares.

A total of $208,443 in resource property costs relating to the AEM Winisk Project was written off in March 2005 based on management's decision to focus on the AEM Diamond Project and discontinue fulfilling the expenditure requirements under the AEM Winisk agreement with Inco Limited.

During the first quarter of 2005, the Company focused its exploration on the Ville Marie (formerly Temiscamingue) and AEM Diamond projects.

Q1 HIGHLIGHTS

Ville Marie Project, Québec (formerly Temiscamingue Project)

- Received last of kimberlite indicator mineral (KIM) grain geochemistry from Ontario Geoscience Laboratories.
- KIM data was worked-up and distribution of grains defined potential kimberlite sources.
- Geophysical data re-evaluated based on new data and 19 new targets were redefined.
- Six of these targets were tested with a drill program but no kimberlite was intersected; due to cost, the drilling program was terminated.
- Planning for an additional overburden sampling program for 2005 was completed.

AEM Diamond Project, Ontario

- Partial KIM geochemistry received for the 2004 overburden sampling program.
- Data received to date interpreted; partial planning for 2005 exploration program complete.
- Initiated airborne magnetic survey for the Ellard Lake area; data acquisition from this survey will continue into the second quarter.
- Planning and acquisition of additional ground.

Desmaraisville Project, Québec

- Awaiting results from the 2004 overburden sampling program.

VILLE MARIE PROJECT

The Company has completed several phases of comprehensive overburden sampling in the Ville Marie area and thousands of KIMs have been recovered. During the early part of 2004, a close-spaced (75 metre) helicopter borne magnetic survey was conducted up-ice from the areas where KIMs were recovered. Based on all available data, 19 targets were picked and drilled. None of the drillholes intersected kimberlite. A third phase of overburden sampling within specific target areas was completed in the third quarter of 2004, to refine source area locations. During the course of the 2004 program, kimberlite boulders were recovered in two areas.

Results from the 2004 overburden sampling program defined additional drill targets. Six of these were tested in the spring of 2005. However, no kimberlite was encountered. Currently, a tightly spaced overburden sampling program is being planned for the Ville Marie area for 2005. A drill program for the fall of 2005 will be planned once the data from the overburden sampling program has been received and interpreted.

AEM DIAMOND PROJECT

In 2004, several targets in the Lansdowne and Ellard Lake areas were sampled in detail to refine the distribution pattern of KIMs. Mobile Metal Ion (MMI) techniques were also carried out over 12 geophysical targets. Of the 12 targets tested, four give MMI signatures consistent with kimberlite. The Company received encouraging results from the 2004 overburden sampling program at Ellard Lake. Currently, an airborne magnetic survey is being completed in the Ellard Lake area. Staking and additional exploration will depend largely on the airborne results.

For 2005, a drill program is planned in the Peeagwon area to test several of the magnetic targets. A modified gopher drill is being used. Evaluation of the other kimberlite targets will be completed through overburden sampling and additional drilling will commence once data from this overburden sampling program is complete.

DESMARAISVILLE PROJECT

Québec government magnetic data for this area was reviewed in the spring of 2003 and an extensive regional overburden sampling program was completed in late summer of the same year. Four exploration areas were defined from the recovery of overburden sample KIMs.

In 2004, more detailed sampling was completed in two of the four areas of interest. Superior currently holds 50 properties in this region totalling 2,660 hectares. KIM geochemistry has yet to be determined from these samples. Future work for this Project will be determined once all data has been received and analyzed.

BRYCE TOWNSHIP PROJECT, ONTARIO

Several properties became available in the fourth quarter of 2004 in Bryce Township, northeastern Ontario. These properties straddle faults that occur on the western flank of, and are aligned parallel to, the Temiscamingue Structural Zone. The acquisition of these properties provides Superior with excellent exposure to diamond exploration occurring in this area. An exploration program for 2005 is currently being discussed.

The 100% owned Bryce Township Project consists of nine properties (624 hectares).

RESULTS OF OPERATIONS

The Company recorded a net loss of $287,873 for the three months ended March 31, 2005 compared with $205,061 for the same period in 2004. The increase was primarily the result of a resource property write-off offset by lower general overhead expenses.

The Company recorded $4,500 (March 31, 2004 – $24,000) in stock-based compensation expense as a result of 15,000 stock options granted to a consultant during the period ended March 31, 2005. (See MD&A section "Critical Accounting Policies and Estimates.")

Consulting and management fees of $26,001 for the three months ended March 31, 2005 include a total of $15,000 (March 31, 2004 – $18,000) in management fees paid to Southwestern Resources Corp. ("Southwestern") and Aurora Platinum Corp. ("Aurora") respectively pursuant to separate administrative services agreements, and $11,001 (March 31, 2004 – $16,885) in fees on account of consulting and management services provided by directors, officers and other consultants.

General exploration of $12,566 (March 31, 2004 – $26,813) is comprised of exploration expenditures of a general reconnaissance nature.

In total, operating costs decreased by $43,916 in relation to the quarter ended March 31, 2004 due to management's effort to keep administrative costs to a minimum.

SUMMARY OF QUARTERLY RESULTS

FISCAL QUARTER ENDED	**1ST QUARTER MARCH 31, 2005**	4TH QUARTER DECEMBER 31, 2004	3RD QUARTER SEPTEMBER 30, 2004	2ND QUARTER JUNE 30, 2004
INTEREST INCOME	**1,959**	10,024	1,173	3,374
NET LOSS	**(287,873)**	(232,063)	(149,057)	(111,175)
LOSS PER SHARE*	**(0.01)**	(0.01)	(0.01)	(0.00)

FISCAL QUARTER ENDED	1ST QUARTER MARCH 31, 2004	4TH QUARTER DECEMBER 31, 2003	3RD QUARTER SEPTEMBER 30, 2003	2ND QUARTER JUNE 30, 2003
INTEREST INCOME	4,364	1,559	3,135	5,581
NET LOSS	(205,061)	(1,058,863)	(91,491)	(96,130)
LOSS PER SHARE*	(0.01)	(0.08)	(0.01)	(0.01)

*Loss per share is calculated based on the weighted-average number of shares outstanding.

An analysis of the quarterly results over the last eight quarters shows a large variation in net loss between the fourth quarter of 2004 and 2003. This variance is the result of stock-based compensation expense recorded in the fourth quarter of 2003.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company had working capital of $220,616 at March 31, 2005 compared with $578,020 as at December 31, 2004. The decrease of $357,404 in working capital is comprised of $282,474 ($226,838 on a cash basis) in exploration expenditures and $74,930 in operating expenditures.

Expenditures of $282,474 on resource properties during the three months ended March 31, 2005 were incurred on the Ville Marie Project ($111,082) and the AEM Diamond Project ($136,292). A total of $35,100 was spent on other projects.

After a thorough review, the Company decided not to proceed with its remaining commitments in the AEM Winisk Project and expenditures amounting to $208,443 were written off during the first quarter of 2005.

As at March 31, 2005, the Company had in place an unsecured promissory note payable to Southwestern in the amount of $200,000 due January 15, 2007 and bearing interest at a rate of 6% per annum to be paid monthly.

The Company is dependent on raising funds through the issuance of shares and/or attracting joint venture partners in order to undertake further exploration and development of its mineral properties. Management was successful in its efforts to secure the necessary funding by raising approximately $2.6 million in gross proceeds pursuant to private placements completed in April 2005. In management's view, the Company has sufficient working capital in the near term to fund planned exploration work and ongoing operating expenditures.

As at March 31, 2005, there were 4,280,000 stock options and 3,116,000 warrants outstanding as detailed in note 3(c) and (e) in the notes to the interim financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Acquisition costs of resource properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future tax assets and therefore the Company has fully provided for these assets.

CICA Handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments" establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Compensation expense is determined using the Black-Scholes option pricing model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award's vesting period.

The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Discrepancies in these input assumptions can significantly affect the fair value estimate.

With respect to Asset Retirement Obligations, application of the new standard has no impact on the Company's financial disclosure.

RELATED PARTY TRANSACTIONS

The Company made no expenditures relating to consulting and management fees during the three month period ended March 31, 2005 (March 31, 2004 – $4,650). Amounts paid to Aurora under the terms of an administrative services agreement totalled $6,000 (March 31, 2004 – $6,000). In addition, fees of $9,000 (March 31, 2004 – $12,000) were paid to Southwestern under the terms of a separate administrative services agreement. The basis for the fees is either a monthly or per diem rate. As at March 31, 2005, there was $2,469 due to Aurora and $3,434 due to Southwestern.

INTEGRITY OF DISCLOSURE

The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The audit committee, comprised of three independent directors, meets with management on a quarterly basis to review the financial statements including the MD&A, and to discuss other financial, operating and internal control matters.

Management is responsible for the preparation and integrity of the financial statements and maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

ADDITIONAL INFORMATION

Additional information is provided in the Company's unaudited interim financial statements for the period ended March 31, 2005, audited consolidated financial statements for the year ended December 31, 2004 and the Company's Information Circular. These documents are available on SEDAR at www.sedar.com.

SUBSEQUENT EVENT

On April 28, 2005, Superior received aggregate gross proceeds of $2,659,530 from two separate private placements. A brokered private placement was comprised of 3,604,060 flow through shares at $0.50 per share and 1,461,111 non-flow through units at $0.45 per unit. Each non-flow through unit consisted of one common share and one-half of a share purchase warrant. One whole warrant entitles the holder to buy one common share for $0.60 within two years after closing. The agents were paid a cash commission of $172,167 and received 354,562 compensation warrants. Each compensation warrant entitles the holder to purchase one common share at $0.45 within two years after closing.

Concurrently, Superior closed a non-brokered private placement for proceeds of $200,000 through the sale of 444,444 non-flow through units at $0.45 per unit consisting of one common share and one-half of a share purchase warrant. One whole warrant entitles the holder to buy one common share for $0.60 within two years after closing.

DIRECTORS AND OFFICERS

Alan C. Moon – Chairman and Director
John G. Paterson – President, CEO and Director
Thomas W. Beattie – Director
Murray A. Gordon – Director
K. Wayne Livingstone – Director
Parkash K. Athwal – Chief Financial Officer
Thomas F. Morris – Vice President, Exploration
Susy H. Horna – Secretary

BALANCE SHEETS

UNAUDITED

	MARCH 31, 2005	DECEMBER 31, 2004
ASSETS		
CURRENT		
CASH AND CASH EQUIVALENTS	$ 277,241	$ 606,552
EXPLORATION ADVANCES AND OTHER RECEIVABLES	54,714	29,849
	331,955	636,401
RESOURCE PROPERTIES (note 2)	5,598,822	5,524,791
	$ 5,930,777	$ 6,161,192
LIABILITIES		
CURRENT		
ACCOUNTS PAYABLE AND ACCRUED CHARGES	$ 105,436	$ 52,483
DUE TO AFFILIATED COMPANIES (note 4)	5,903	5,898
	111,339	58,381
LONG TERM		
NOTE PAYABLE	200,000	200,000
	311,339	258,381
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (note 3)	13,834,942	13,834,942
CONTRIBUTED SURPLUS (note 3d)	1,298,050	1,293,550
DEFICIT	(9,513,554)	(9,225,681)
	5,619,438	5,902,811
	$ 5,930,777	$ 6,161,192

See accompanying notes to financial statements

APPROVED BY THE BOARD



JOHN G. PATERSON



MURRAY A. GORDON

STATEMENTS OF LOSS AND DEFICIT

UNAUDITED
THREE MONTHS ENDED MARCH 31

	2005	2004
EXPENSES		
CONSULTING AND MANAGEMENT FEES	**$ 26,001**	$ 34,885
GENERAL EXPLORATION	**12,566**	26,813
SHAREHOLDER INFORMATION	**14,842**	28,843
LEGAL AND ACCOUNTING	**9,908**	16,246
RESOURCE PROPERTY COSTS WRITTEN OFF (note 2)	**208,443**	–
OFFICE EXPENSE	**9,063**	12,406
TRAVEL	**4,509**	1,612
LOSS BEFORE UNDERNOTED ITEMS	**(285,332)**	(120,805)
INTEREST	**1,959**	4,364
STOCK-BASED COMPENSATION (note 3d)	**(4,500)**	(24,000)
WRITE-OFF OF EXPLORATION ADVANCES	**–**	(64,620)
NET LOSS FOR THE PERIOD	**(287,873)**	(205,061)
DEFICIT AT BEGINNING OF PERIOD	**(9,225,681)**	(8,312,209)
DEFICIT AT END OF PERIOD	**$ (9,513,554)**	$ (8,517,270)
LOSS PER SHARE – BASIC AND DILUTED	**$ (0.01)**	$ (0.01)
WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING	**27,864,727**	25,592,237

See accompanying notes to financial statements

STATEMENTS OF CASH FLOWS

UNAUDITED
THREE MONTHS ENDED MARCH 31

	2005	2004
OPERATING ACTIVITIES		
NET LOSS FOR THE PERIOD	$ (287,873)	$ (205,061)
ITEMS NOT INVOLVING CASH:		
WRITE-OFF OF EXPLORATION ADVANCES	–	64,620
RESOURCE PROPERTY COSTS WRITTEN OFF	208,443	–
STOCK-BASED COMPENSATION	4,500	24,000
	(74,930)	(116,441)
CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS:		
INCREASE IN EXPLORATION ADVANCES AND OTHER RECEIVABLES	(24,865)	(19,273)
DECREASE IN ACCOUNTS PAYABLE AND ACCRUED CHARGES	(2,678)	(18,721)
	(102,473)	(154,435)
INVESTING ACTIVITY		
RESOURCE PROPERTY EXPENDITURES	(226,838)	(510,232)
FINANCING ACTIVITY		
SHARES ISSUED	–	995,451
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	(329,311)	330,784
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	606,552	867,637
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 277,241	$ 1,198,421
CASH AND CASH EQUIVALENTS CONSIST OF:		
BANK INDEBTEDNESS	$ (22,138)	$ 699,303
SHORT-TERM INVESTMENTS	299,379	499,118
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 277,241	$ 1,198,421

See accompanying notes to financial statements

NOTES TO FINANCIAL STATEMENTS

UNAUDITED
THREE MONTHS ENDED MARCH 31, 2005 AND 2004

1. SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements include all information and footnote disclosures required under Canadian generally accepted accounting principles for interim financial statements. In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) considered necessary for fair presentation have been included.

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and follow the same accounting policies and methods of application as the most recent annual consolidated financial statements dated December 31, 2004, and should be read in conjunction with those audited annual consolidated financial statements and notes thereto.

2. RESOURCE PROPERTIES

For the three months ended March 31, 2005:

	AEM DIAMOND PROJECT	MISTASSINI PROJECT	VILLE MARIE (TEMISCAMINGUE) PROJECT	OTHER	TOTAL
BALANCE, BEGINNING OF PERIOD	$ 1,469,772	$ 2,407,880	$ 1,028,366	$ 618,773	$ 5,524,791
PROPERTY ACQUISITION, ASSESSMENT AND MAINTENANCE	–	–	762	95	857
ANALYTICAL	43,537	3,058	8,084	17,441	72,120
GEOPHYSICS	70,358	–	795	–	71,153
GEOLOGY	22,397	5,165	41,381	8,119	77,062
DRILLING	–	–	60,060	–	60,060
PROJECT ADMINISTRATION	–	712	–	510	1,222
RESOURCE PROPERTY COSTS WRITTEN OFF	–	–	–	(208,443)	(208,443)
BALANCE, END OF PERIOD	$ 1,606,064	$ 2,416,815	$ 1,139,448	$ 436,495	$ 5,598,822

For the year ended December 31, 2004:

	AEM DIAMOND PROJECT	MISTASSINI PROJECT	VILLE MARIE (TEMISCAMINGUE) PROJECT	OTHER	TOTAL
BALANCE, BEGINNING OF YEAR	$ 1,140,127	$ 2,393,702	$ 117,122	$ 798,303	$ 4,449,254
PROPERTY ACQUISITION, ASSESSMENT AND MAINTENANCE	421	16,934	8,141	11,741	37,237
ANALYTICAL	25,318	24,597	191,170	53,636	294,721
GEOPHYSICS	–	–	352,674	91,188	443,862
GEOLOGY	303,906	43,678	224,066	24,601	596,251
DRILLING	–	–	179,568	–	179,568
RESEARCH	–	–	–	1,661	1,661
PROJECT ADMINISTRATION	–	5,147	3,000	345	8,492
RESOURCE PROPERTY COSTS WRITTEN OFF	–	–	–	(362,702)	(362,702)
QUÉBEC REFUNDABLE TAX CREDIT	–	(76,178)	(47,375)	–	(123,553)
BALANCE, END OF YEAR	$ 1,469,772	$ 2,407,880	$ 1,028,366	$ 618,773	$ 5,524,791

During the first quarter of 2005, the Company wrote off resource property costs totalling $208,443 relating to the AEM Winisk Project.

3. SHARE CAPITAL

a) Authorized unlimited common shares without par value.

b) Issued Capital

During the three months ended March 31, 2005 and year ended December 31, 2004 changes in issued share capital were as follows:

	THREE MONTH PERIOD ENDED MARCH 31, 2005		YEAR ENDED DECEMBER 31, 2004	
	NUMBER OF SHARES	AMOUNT	NUMBER OF SHARES	AMOUNT
ISSUED AT BEGINNING OF PERIOD	**27,864,727**	**$ 13,834,942**	24,817,342	$ 12,244,082
PRIVATE PLACEMENTS – NET OF SHARE ISSUE COSTS OF NIL (2004 – $108,140)	–	–	3,047,385	1,590,860
ISSUED AT END OF PERIOD	**27,864,727**	**$ 13,834,942**	27,864,727	$ 13,834,942

c) Stock Options

At March 31, 2005, there were 4,280,000 stock options outstanding and exercisable under the

Company's stock option plan.

	THREE MONTH PERIOD ENDED MARCH 31, 2005		YEAR ENDED DECEMBER 31, 2004	
	NUMBER OF OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE	NUMBER OF OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE
OUTSTANDING AT BEGINNING OF PERIOD	4,265,000	$ 0.64	4,230,000	$ 0.64
ISSUED	15,000	$ 0.46	115,000	$ 0.50
EXERCISED OR CANCELLED	–	$ –	(80,000)	$ 0.60
OUTSTANDING AND EXERCISABLE AT END OF PERIOD	4,280,000	$ 0.64	4,265,000	$ 0.64

d) Stock-Based Compensation

As a result of 15,000 stock options granted during the three month period ended March 31, 2005, the Company recognized $4,500 (March 31, 2004 – $24,000) as stock-based compensation expense and included this amount in contributed surplus. This value was determined using the Black-Scholes options pricing model. A grant-date fair value of $0.30 (March 31, 2004 – $0.24) for each option grant was estimated using the following assumptions: no dividends are to be paid; volatility of 77% (March 31, 2004 – 46%); risk free interest rate of 3.5% (March 31, 2004 – 5%); and expected life of five years (March 31, 2004 – five years).

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and the Company is not required to make payments for such transactions.

e) Warrants

As at March 31, 2005, there were 3,116,000 warrants issued and outstanding.

DATE ISSUED	NUMBER	EXERCISE PRICE	EXPIRY DATE
APRIL 8, 2000	140,625	$ 1.20	APRIL 8, 2005
AUGUST 29,2002	1,000,000	$ 0.60	AUGUST 29, 2006
AUGUST 29, 2002	197,500	$ 0.60	AUGUST 29, 2006
DECEMBER 31, 2002	357,143	$ 1.20	DECEMBER 31, 2005
DECEMBER 31, 2002	71,428	$ 0.80	DECEMBER 31, 2005
DECEMBER 31, 2003	402,009	$ 0.90	DECEMBER 29, 2005
DECEMBER 31, 2003	80,402	$ 0.75	DECEMBER 29, 2005
JANUARY 16, 2004	466,000	$ 0.90	DECEMBER 29, 2005
JANUARY 16, 2004	93,200	$ 0.75	DECEMBER 29, 2005
MARCH 30, 2004	307,693	$ 0.85/$ 1.00	MARCH 30, 2005/06

No carrying values have been assigned to the warrants.

4. RELATED PARTY TRANSACTIONS

For the period ended March 31, 2005, no fees were paid (March 31, 2004 – $4,650) on account of consulting and management services provided by directors and officers. Amounts paid to Aurora Platinum Corp. ("Aurora") under the terms of an administrative services agreement totalled $6,000 (March 31, 2004 – $6,000). As at March 31, 2005, there was an amount of $2,469 due to Aurora. In addition, there were fees of $9,000 (March 31, 2004 – $12,000) paid to Southwestern Resources Corp. ("Southwestern") under the terms of a separate administrative services agreement and there was an amount owing to Southwestern of $3,434 as at March 31, 2005.

5. SUBSEQUENT EVENT

On April 28, 2005, the Company closed two private placements that raised aggregate gross proceeds of $2,659,530.

Subscribers to the brokered private placement purchased 3,604,060 flow through shares at $0.50 per share and 1,461,111 non-flow through units at $0.45 per unit for proceeds of $2,459,530. Each non-flow through unit consisted of one non-flow through common share and one-half of a non-flow through common share purchase warrant. One whole share purchase warrant entitles the holder to buy one common share of $0.60 within two years after closing.

Concurrently, the Company closed a non-brokered private placement and received gross proceeds of $200,000 through the sale of 444,444 non-flow through units at $0.45 per unit. Each unit consists of one common share and one-half of one share purchase warrant. One whole share purchase warrant entitles the holder to buy one common share for $0.60 within two years after closing.

SUPERIOR DIAMONDS INC.

Superior Diamonds Inc.
Suite 1650, 701 W Georgia St
PO Box 10102
Vancouver BC
Canada V7Y 1C6

telephone 604.806.0667
fax 604.688.5175
info@superiordiamonds.ca
www.superiordiamonds.ca